FLOW TRADERS US LLC

Statement of Financial Condition

December 31, 2018

Assets

Cash	$	547,057
Securities owned, at fair value		2,057,499,828
Receivable from broker-dealers		48,066,386
Receivable from affiliates		31,022,368
Furniture, equipment and leasehold improvements (less accumulated depreciation and amortization of $4,404,237)		7,755,724
Other assets		2,781,279
	$	2,147,672,642

Liabilities and Member's Equity

Liabilities:		
Securities sold, not yet purchased, at fair value		1,761,350,947
Payable to broker-dealers		137,397,336
Accounts payable and accrued expenses		31,823,735
Payable to affiliates		4,248,928
Capital lease payable		3,119,912
		1,937,940,858
Member's equity		209,731,784
	$	2,147,672,642

See accompanying notes.